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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 11-K

(Mark one)

[X ] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF
     1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000 COMMISSION FILE NUMBER 1-11802

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT
    OF 1934

FOR THE TRANSITION PERIOD FROM                      TO
                               --------------------    --------------------




                       QUEBECOR DEFINED CONTRIBUTION PLAN

                      QUEBECOR PRINTING (USA) HOLDINGS INC.
                          THE MILL, 340 PEMBERWICK ROAD
                          GREENWICH, CONNECTICUT 06831
                    (Address of principal executive offices)

                                  203-532-4200
              (Registrant's telephone number, including area code)





===============================================================================

QUEBECOR DEFINED CONTRIBUTION PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                     PAGE

INDEPENDENT AUDITORS' REPORT                                          1

FINANCIAL STATEMENTS AS OF
   DECEMBER 31, 2000 AND 1999 AND FOR THE YEARS THEN ENDED:

   Statements of Net Assets Available for Benefits                    2

   Statements of Changes in Net Assets Available for Benefits         3

   Notes to Financial Statements                                     4-6

SUPPLEMENTAL SCHEDULE AS OF
   DECEMBER 31, 2000 AND FOR THE YEAR THEN ENDED:

   Schedule of Assets Held for Investment Purposes                    7

SIGNATURES                                                            8

CONSENTS OF INDEPENDENT AUDITORS                                     9-10

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of the
Quebecor Defined Contribution Plan

We have audited the accompanying statement of net assets available for benefits of the Quebecor Defined Contribution Plan (the "Plan") as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended December 31, 1999 were audited by other auditors whose report, dated June 26, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche
New York, New York
June 15, 2001

QUEBECOR DEFINED CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------

                                                  2000             1999

CASH ACCOUNT                                   $30,636,444      $         -

INVESTMENTS:
 Investments at fair value                         449,550       32,851,793
 Investments at contract value                  17,859,040       18,105,205
                                               -----------      -----------
     Total investments                          18,308,590       50,956,998

PARTICIPANT LOANS                                3,319,727        3,028,819

RECEIVABLES:
 Employer contribution                                -             343,559
 Employee contribution                                -             462,829
 Loan interest                                        -              17,405
                                               -----------      -----------

     Total receivables                                -             823,793
                                               -----------      -----------

NET ASSET AVAILABLE FOR BENEFITS               $52,264,761      $54,809,610
                                               ===========      ===========






See notes to financial statements.

QUEBECOR DEFINED CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------

                                                  2000             1999

ADDITIONS:
 Investment income:
  Interest and dividend income                 $ 1,492,015      $ 1,328,327
  Net (depreciation) appreciation in
   fair value                                   (3,061,330)       4,316,604
                                               -----------      -----------

     Total investment (loss) income             (1,569,315)       5,644,931
                                               -----------      -----------

 Contributions:
  Employer                                       1,344,179        1,276,299
  Employee                                       5,217,227        5,782,690
                                               -----------      -----------

     Total contributions                         6,561,406        7,058,989
                                               -----------      -----------

     Total additions                             4,992,091       12,703,920
                                               -----------      -----------

DEDUCTIONS:
 Benefits paid to participants                  (7,292,614)      (7,586,191)
 Administration fees                                (2,256)          (1,742)
 Transfers to other employee benefit plans        (242,070)        (537,442)
                                               -----------      -----------

     Total deductions                           (7,536,940)      (8,125,375)
                                               -----------      -----------

NET (DECREASE) INCREASE IN NET ASSETS           (2,544,849)       4,578,545

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                              54,809,610       50,231,065
                                               -----------      -----------

 End of year                                   $52,264,761      $54,809,610
                                               ===========      ===========


See notes to financial statements.

QUEBECOR DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following is a general description of the Quebecor Defined Contribution Plan (the "Plan"). Employees should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan established on January 1, 1993. The purpose of the Plan is to help provide employees of Quebecor Printing (USA) Holdings Inc. (the "Company") and its affiliates who are covered by collective bargaining agreements with benefits for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company is the administrator of the Plan. CG Trust Company is the Trustee of the Plan, except for the Westfield Capital Balanced Fund, which is held in a second trust by CTC Illinois Trust Company. The recordkeeper of the Plan is Connecticut General Life Insurance Company ("CIGNA").

      RECENT EVENTS - Effective January 1, 2001, the Plan merged with the Quebecor World (USA) Inc. 401(k) Plan (the "Successor Plan"). On December 29, 2000 all investments of the Plan (with the exception of participant loans, the CIGNA Charter Guaranteed Long-Term Fund, and the Quebecor World Inc. Stock Fund) were liquidated. All liquidated investments were transferred to the Successor Plan on January 2, 2001. Participant loans and the assets of the Quebecor World Inc. Stock Fund were transferred to the Successor Plan on January 2, 2001. The CIGNA Charter Guaranteed Long-Term Fund was liquidated on January 31, 2001 and transferred to the Successor Plan on February 2, 2001.

      CONTRIBUTIONS - Each year, participants can contribute up to 15% of pretax annual compensation subject to certain limitations, as defined in the Plan. The Company makes a matching contribution on behalf of each participant based on the matching percentages that are provided for in the collective bargaining agreement applicable to such participant.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and the Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      VESTING - Participants or beneficiaries, at all times, have a 100% vested and non-forfeitable interest in their contributions, their employer's contributions, and actual earnings thereon.

      INVESTMENT ELECTIONS - Participants can direct the investment of all contributions made to their account balance in any combination of the investment options available, in increments of 1%. The investment options that were available to participants prior to the liquidation of the investment options on their respective dates were the following:

            CIGNA CHARTER GUARANTEED GOVERNMENT SECURITIES FUND - Funds were invested primarily in short-term guaranteed government securities, including U.S. Treasury securities, obligations of U.S. government agencies and repurchase backed by these government securities.

            FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND WITH CIGNA - Funds were invested primarily in Fidelity Advisor Growth Opportunities Fund. The Fund sought to achieve capital appreciation, and was generally invested in securities of companies believed to have long-term growth potential.

            CIGNA CHARTER GUARANTEED LONG-TERM FUND - Funds were invested in a benefit responsive investment contract with CIGNA whose crediting interest rate is 7% and 6.5% for the years ended December 31, 2000 and 1999, respectively. The Fund sought to maximize current yield while ensuring the safety of invested assets. The Fund primarily invests in debt securities.

            WESTFIELD CAPITAL BALANCED FUND - Funds were invested in equity securities of companies whose earnings growth was projected to exceed the earnings growth of the S&P 500 Index companies. The Fund sought to invest in companies that consistently increased earnings and dividends at above average rates.

            CIGNA CHARTER LARGE COMPANY STOCK INDEX FUND - Funds were invested in equity securities of companies in the S&P 500 Index. The Fund sought to achieve long-term growth of capital and income.

            JANUS WORLDWIDE FUND WITH CIGNA - Funds were invested in Janus Worldwide Fund. The Fund invested primarily in common stocks of foreign and domestic companies.

            CIGNA SMALL COMPANY STOCK-GROWTH FUND - Funds were invested in common and preferred stock of small U.S. companies who sought to achieve long-term capital appreciation.

            QUEBECOR WORLD INC. STOCK FUND - Funds were invested in the common stock of Quebecor World Inc.

      Participants may change both their contribution percentage and investment options quarterly.

      PARTICIPANT LOANS - Participants are able to borrow up to the lesser of $50,000 or 50% of their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company. Loan transactions are treated as a transfer between the investment fund and the loan fund.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ACCOUNTING BASIS - The Plan's financial statements are prepared on the accrual basis of accounting.

      INVESTMENT VALUATION - Investments of the Plan were carried at fair value, which was market value for all investment accounts, except for the CIGNA Charter Guaranteed Long-Term Fund. Investments in the CIGNA Charter Guaranteed Long-Term Fund are stated at contract value as reported by CIGNA. The principal and interest are fully guaranteed by CIGNA and are, therefore, fully benefit responsive. Participant loans are valued at cost which approximates fair value.

      CONTRIBUTIONS - Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Company contributions are made at the same time as the participant contributions in accordance with the Plan agreement.

      BENEFITS - Benefit claims are recorded by the trustee when they are approved for payment and paid by the Plan.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

      RECLASSIFICATIONS - Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

3.    INVESTMENTS EXCEEDING 5% OF NET ASSETS

      The following investments represent 5% or more of the Plan's net assets available for benefits as of December 31, 2000 and 1999, respectively:

                                                                2000              1999
     Fidelity Advisor Growth Opportunities Fund                  -            $ 11,769,746
     Westfield Capital Balanced Fund                             -               9,207,551
     CIGNA Charter Large Company Stock Index Fund                -               6,999,342
     CIGNA Charter Guaranteed Long-Term Fund                 17,859,040         18,105,205

4.    TAX STATUS

      The Plan obtained its latest determination letter dated December 8, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The Company's management believes that the Plan was designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    RELATED PARTY TRANSACTIONS

      Certain Plan assets are in funds managed by CG Trust Company and CTC Illinois Trust Company, the Plan Trustees. In addition, the Plan invests in common stock of Quebecor World Inc. through the Quebecor World Inc. Stock Fund as well as participant loans. These transactions qualify as party-in-interest transactions.

6.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants would receive a distribution in accordance with the terms and conditions of the Plan agreement.

                                     ******

                                                                EIN: 22-28816
                                                                PN: 022


QUEBECOR DEFINED CONTRIBUTION PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 2000
-------------------------------------------------------------------------------

(a)                (b)                              (c)                                    (d)         (e)
       IDENTITY OF ISSUE, BORROWER,            DESCRIPTION OF                                        CURRENT
         LESSOR, OR SIMILAR PARTY                INVESTMENT                                COST       VALUE

*   CIGNA                                      CIGNA Charter Guaranteed Long-Term Fund      **     $17,859,040

*   National Financial Services Corporation    Quebecor World Inc. Stock Fund               **     $   449,550

*   CIGNA                                      Participant Loans                            **     $ 3,319,727

*   CIGNA                                      Cash                                         **     $30,636,444
                                                                                                   -----------
    TOTAL INVESTMENTS                                                                              $52,264,761
                                                                                                   ===========


*  Party-in-interest as defined by ERISA
** In Column (d), cost information may be omitted with respect to participant or beneficiary directed transactions under an individual account plan.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             QUEBECOR DEFINED CONTRIBUTION PLAN




Date:  June 29, 2001                         By: /s/ SHARI DAVIDSON
                                                 ------------------------------
                                                     Shari Davidson
                                                     Plan Administrator